 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2022

SMART RX SYSTEMS, INC.
(Exact name of issuer as specified in its charter)

Florida	46-3476042
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

18544 N. Dale Mabry Hwy,

Lutz, Florida 33548

(Full mailing address of principal executive offices)

813-374-3565

(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations (Unaudited)

Forward Looking Statements

This Semi-Annual Report on Form 1-SA, or the Semi-Annual Report, of Smart Rx Systems, Inc., a Florida “C” corporation, contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,”

“could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans, or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

All figures provided herein are approximate.

General

Unless the context otherwise requires or indicates, references in Semi-Annual Report on Form 1-SA to “us,” “we,” “our” or “our Company” refer to Smart Rx Systems, Inc., a Florida corporation.

Smart Rx Systems, Inc., the “Company”, “Smart Rx Systems” or “SRXS”, is a pharmacy technology company with custom and proprietary technologies, and a management company providing pharmacy related services at the point-of-care, or the POC, via The Smart PharmAssist™ Kiosk™, or the Kiosk, automated medication management system that dispenses medication-on-demand. We have signed agreements with a U.S, based robot manufacturer and the robotic technology allows the Robot to communicate with the pharmacy software, find the drug, grab a vial, count the number of pills, labels the vial, and shows an image of the pill dispensed for the pharmacist verification. Our technology was designed and developed to automate manual functions, improve the speed of dispensing with zero contamination, and improve security and convenience to patients. The automation provides more time for patient counseling services. We service patients at the point-of-care, hospitals, emergency units, walk-in-clinics, and small retail stores. We provide both dispensing at the point-of-care and mail order prescriptions as a follow-on service to customers in Florida or in any other state per the pharmacy laws of those states. Physicians send the prescriptions electronically to our Kiosks where the prescription is received, verified, and processed by an on-site technician or pharmacist located at the Kiosk, then the prescription is automatically filled and dispensed in two minutes or less and digitally verified.

Our Kiosk is a “Pharmacy-in-a-Box,” which is an entirely automated system with override capability to manually control the dispensing of medication by a pharmacist with digital verification. The current model has the capacity to dispense at least 225 different types of medications with approximately 70 prescriptions filled of each type of the 225 medications, totaling 15,750 prescriptions and over-the-counter, or “OTC,” medications. We refill the bins as required at varying time intervals under the supervision of a licensed pharmacist that is onsite or remote.

Each Kiosk notifies us of each prescription filled and we track the inventory daily to maintain adequate inventory availability. Kiosk helps us maintain inventory and new order as the minimums are reached. We fill prescriptions for patients and collect co-pays according to the patient’s insurance or offer a cost-plus model to patients who have no insurance. The cost-plus model helps patients with very large deductibles or patients who are economically disadvantaged. Each Kiosk location is either licensed as a pharmacy or is one of several “Micro Pharmacies” utilizing the pharmacy license, DEA license, and registered pharmacist of its "Parent" licensed pharmacy, and both types are in full compliance of U.S. Food and Drug Administration (the “FDA”) and other federal and state regulations. The new rules require at least one Pharmacist Technician to be a resident at each Micro Pharmacy, while at least one registered Pharmacist at the Parent Pharmacy may supervise up to seven (7) Micro-Pharmacies, or more micro pharmacies under the supervision of the parent pharmacy, for each Parent Pharmacy. Each Micro-Pharmacy must be located within 50-miles of the Parent pharmacy, pursuant to updated regulations in Florida. All Micro Pharmacies will have a Kiosk for dispensing and storage of the inventory and are located at either a group of physicians' office, the lobby of a medical office building, a clinic, or a retail store, and the space required is determined by rules issued by the State Board of Pharmacy. While the minimum amount of space required by Florida law is only 100 to 150 square feet, we expect most of our locations' physicians' spaces would desire around 150 to 200 square feet, which is still far less, and a more efficient use of space than traditional pharmacies. Our Micro Pharmacies dispense prescription and OTC medications by the on-site Pharmacy Technician (Tech) under the supervision of the remote Pharmacist, who can remotely verify the drug being dispensed. This business model has recurring costs savings in the use of a licensed pharmacist, space requirements, inventory requirements, and mail order services.

The operating results for the period ending June 30, 2022 have been increasingly difficult for the company. The company has not been able to raise capital that it required to grow. We can start growing again as we were in the periods prior to the Covid 19. We were growing at the rate of 60% to 100% year over year but the Covid 19 pandemic impacted us adversely. We have a proven business model, and we feel that as we raise money we can grow again.

Operating Results

Revenue

Sales revenue decreased significantly from the six month period ended June 30, 2021 to June 30, 2022. For the six months ended June 30, 2021 sales revenue was $565,978. For the six months ended June 30, 2022 sales revenue was $16,227. This decrease in sales revenue was due to lack of cash from investors and COVID. Our capital raise was delayed due to lack of available resources as the company could not afford to pay the wages. The company could not pay any wages to Santu Rohatgi since January 2021 till present.

Operating Expenses

The Company recorded operating expenses of $830,033 in the semi-annual period ended June 30, 2022, in comparison to $983,584 in the same period in 2021. This decrease in spending was a result of decreasing the daily opening hours of operations. The company owes approximately $200,000 to Script Pro for Kiosk leases and rents in the amount of $165,000

Net Loss

The Company recorded a net loss of $1,812,378 in the semi-annual period ended June 30, 2022 compared to a net loss of $1,235,506 for the same period in 2021. The company had an operating loss of $830,033in 2022 as of June 30 and an operating loss of $983,584 in 2021 for the period ending June 30, 2021. The company had other income of $230,180 from the Federal Government for COVID. That amount was forgiven by the Federal Government. In 2022, we had no other income as in 2021 and had approximately $300,000for legal expenses. These changes created more Net Losses in 2022 compared to 2021. Additionally, in 2021 we had Gross margin of $214,117 in 2021 compared to $13,624 in 2022.

Liquidity and Capital Resources

Our short term and long-term liquidity depend on our ability to raise capital via a Regulation A offering. As of June 30, 2022, the notes payable balance was $2,033,975 compared to $1,484,181 on December 31, 2021. As of June 30, 2022, the Company had cash and receivables of $24,903. Each pharmacy at the POC will require approximately $200,000 which is substantially lower compared to other pharmacies. The capital reductions will help us open 40 pharmacies for $10 million compared to large pharmacies that require 2 million to 5 million for one pharmacy. We believe that once we raise capital, we can quickly grow the company by huge savings in operations, inventories, and start-up capital. We also believe that we can grow the company by keeping our personnel costs to a minimum, use of technology, and use of licenses that will require less finances. Our strength will be very visible when we can operate each pharmacy with the least amount of capital. From the first day we have believed in our very efficient business model, low operating costs, and turning profits quicker. So, we need capital to prove our business model to the communities that we will serve.

Item 2. Other Information

None.

 Smart Rx Systems, Inc.

CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2022 and December 31, 2021 and for the six months ended June 30, 2022 and

June 30, 2021

UNAUDITED FINANCIAL STATEMENTS

F-1

Smart RX Systems, Inc
Interim Consolidated Financial Statements as of June 30, 2022 (unaudited) and December 31, 2021 (AUDITED)

	Unaudited
	June 30 2022	December 31 2021
	($)	($)
ASSETS
Current Assets:
Cash and Cash Equivalents	24,902.95	11,635.00
Pre-Paid Assets	138,074.48	156,086.00
Accounts Receivable	464,234.55	138,074.00
Inventories	165,919.15	164,463.00
Total Current Assets	793,131.13	470,259.00
Long-Term marketable Securities	0.00
Non-Current Receivables	5,600.00	5,600.00
Property, Plant and Equipment,net	313,975.74	1,046,679.00
Intangibles assets, net	7,499,817.79	7,149,818.00
Total Assets	8,612,524.66	8,672,356.00

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:
Accounts Payable	411,696.25	384,462
Accounts, Payable Related Party	1,124,370.56	299,857
Notes Payable	2,033,975.08	1,484,181
Notes Payable, Related Party
Current Portion of Long Term Debt	2,199,189.37	780,389
Interest Payable		1,418,800
Total Current Liabilities	5,769,231.26	4,367,689

Long Term Liabilities		119,456
Long Term Debt related Parties	2,921,081.52	2,787,225
Long Term Premium Payable	709,800.00	709,800
Long Term Salaries Payable		14,400
Total Long Term Liabilities	3,630,881.52	3,630,881
Total Liabilities	9,400,112.78	7,998,570
Shareholder Equity:
Equity
Orig Voting CS Par $0.0001, Part Of 100m Auth.	617.75	617.75
Ser AA Founder Non-voting Pref part of 50m auth	1.35	1.35
Series 2018 Pref Non Voting,par Val $0.0001. issued 30,000	3.00	3.00
Class AA VotingCS,par value$0.0001, part of 100M authorised issued 4800	0.39	0.39
Orig Pref Non Voting,par value $0.0001, part of 50 m auth	1,616.21	1,616.21
Class A voting ,par value $0.0001, part of 100m Auth, Issued	16.08	15.36
Ser A+ Founders Non-voting Pref part of 50 mauth, issued 220,000	21.50	21.50
Class A+voting CS,par value $0.0001, part of 100m Auth, issued	10.76	10.76
Class AA+ voting CS,par value $0.0001 part of 100M Auth, issued 20,700	3.00	2.00
Ser AA++ Founders Non-Voting Pref, part of 50M Auth, Issued 39,500	4.00	4.00
Spec. Pref Non Voting ,par val $0.0001, part of 100M auth,	691.00	691.00
Total Capital Stock	2,985.04	2,983.32
Additiional- Paid- in capital	15,976,066.35	15,626,101.35
Total - Equity
Retained Earnings	14,955,325.49	-12,461,819.44
Net Income	-1,811,376.71	-2,493,506.05
Total Equity	-787,587.79	673,785.86
Total Liabilities & Equity	8,612,524.66	8,672,356.00

F-2

INTERIM FINANCIAL STATEMENTS (UNAUDITED)
STATEMENTS OF OPERATIONS
SMART RX SYSTEMS, INC
	Unaudited	Unaudited
	June 30 2022	June 30 2021

Sales Revenue	$16,227	$565,978
Sales Discounts	$0	$0
Cost Of Sales	$2,603	$351,861
Gross Margin	$13,624	$214,117

Selling, general and administrative	$155,368	$311,094
Wages, consulting and payroll expenses	$569,423	$550,883
Travel and Entertainment expenses	$21,210	$22,149
Software and Kiosk expenses	$84,032	$99,458
Total Operating Expenses	$830,033	$983,584

Operating income	($816,409)	($769,467)

Other income		$230,180
Other Expenses:	$318,089	($209,081)
Preferred premium expense		($18,200)
Preferred expense	$253,880	($80,748)
Amortizationnof intangible expens		($299,569)
Depreciation		($38,621)
Gain on sale of assets		$0
Impairment Losses	$424,000	$0
Write-off of bad debt		($50,000)
Total Other Expenses	($995,969)	($466,039)

Net Income/(Loss)	($1,812,378)	($1,235,506)

Earnings per share	($2.01)	($1.52)
Basic
Shares used in computing earnings per share	901,190	815,350

F-3

STATEMENT OF CHANGES IN SHAREHOLDER EQUITY
		2021 CHANGES IN SHAREHOLDER EQUITY AS OF JUNE 30, 2021

	Common	$ par value	Preferred	$ Par Value	Add'l Paid In	Retained	Stockholder Equity
	Voting	Amount	Non-voting	Amount	Capital	Earnings

Balance at December 31, 2020	798,000	640	2,723,950	2,297	14,752,421	-12,461,821	2,293,538
Net Income (Loss)						-1235506	-1235506
Common Stock Issued	16,550
Preferred Shares granted (but unissued) in lieu of salaries
and bonuses(prior period adjustment)
Preferred Shares granted (but unissued) in lieu of salaries
and bonuses
Preferred Shares issued
Balance as of June 30, 2021	814,550	640	2,723,950	2,297	14,752,421	-13,697,327	1,058,032

		2022 CHANGES IN SHAREHOLDER EQUITY AS OF JUNE 30, 2022

	Common	$ par value	Preferred	$ Par Value	Add'l Paid In	Retained	Stockholder Equity
	Voting	Amount	Non-voting	Amount	Capital	Earnings

Balance at December 31, 2021	863,450	646	3,560,278	2,379	15,626,368	-14,955,328	673,786
Net Income (Loss)						-1,812,378	-1,812,378
Common Stock Issued	37,740				0		0
Preferred Shares granted (but unissued) in lieu of salaries
and bonuses(prior period adjustment)
Preferred Shares granted (but unissued) in lieu of salaries
and bonuses
Preferred Shares issued
Balance as of June 30, 2022	901,190	646	3,560,278	2,379	15,626,368	-16,767,706	-1,138,592

F-4

STATEMENTS OF CASH FLOWS

	Unaudited	Unaudited
	June 30 2022	June 30 2021

Cash and cash equivalents, beginning of the year	149,709.88	118,573.81
Operating activities:
Net income/(loss)	(1,811,376.71)	(1,235,506.13)
Adjustments to reconcile net income to cash from operating activities:
Accounts receivable, net	(308,148.69)	(47,770.32)
Other Current Asset	(1,455.90)	(119,377.38)
Accounts payable	1,401,542.10	1,118,788.06
Total Adjustments to Net Income	1,091,937.51	951,640.36
Total Operating Activities	(719,439.20)	283,865.77
Investing activities:
Other Asset	382,703.69	(116,810.41)
Total Investing Activities	382,703.69	116,810.41
Financing activities:
Other Equity	350,003.06	481,750.24
Total Financing Activities	350,003.06	481,750.24
Net Change In Cash For Period	13,267.65	81,074.06
Cash at End of Period	162,977.53	199,647.87

F-5

Notes to the Consolidate Financial Statements

For the six months ended June 30, 2022 and June 30, 2021

Interim Balance Sheet as of June 30, 2022 and June 30, 2021

In 2021, we had raised capital in the amount of $731,000 as of June 30, 2021. One founding investor has loaned to Smart Rx Systems, Inc. $501,000. All these loans were at a simple interest of 25%. Smart RX issued 9,400 Class AA+ common stocks and 7,150 common Stock Claas A for the two Board of Directors. The AA+ has a multiplier of 3 times and Class A stock has a multiplier of 10 times.

In 2022, we had raised capital through loans in the amount of $288,974 as of June 30, 2022. These loans were at a simple interest of 18% to 20%. Smart RX issued 30,740 A+ common stock to the investors, and issued 7,000 Class A common stock. The A+ common stock has a multiplier of 8 times and Class A common stock has a multiplier of 10 times.

There were no additional loans from Santu Rohatgi or the Board members during this period. In 2021, from January 1 to June 30, Santu Rohatgi was only paid $70,752.50. The base wages not paid to Santu Rohatgi of $210,495 during 2021 was recorded as short-term liability in accounts payable. This was the last year when deficiencies in wage payments could be converted to “Special Preferred” shares.

Beginning 2022, all wages for Santu Rohatgi which were owed to him were recorded as short-term accounts payable. Santu Rohatgi has received zero dollars as salary. Until June 30, 2022, Santu Rohatgi was owed $350,000, base wages of $175,000 and guaranteed Bonus of $175,000. The simple interest of 8% is calculated for each month if the base wages are not paid to Santu Rohatgi. The guaranteed bonus starts accumulating interest of 8% annually beginning the 1st of March the following year.

Interim Income Statements June 30, 2021 & June 30, 2022

Smart Rx Systems, Inc. saw a continuous decrease in sales from 2020 forward.

We had the best sales in 2020 when we had enough cash from Santu Rohatgi and Sandeep Mathow. Both Co-founders gave approximately $2.7 million in loans to the company. Our sales were approximately $3 million.

We had fully tested the hardware and the software. The Kiosks were operating 100% of the time accurately. We could purchase inventory and dispense medications accurately. During the testing phase of 6 years, we had created sales of approximately $8.6 million.

Then COVID came and we were struggling to raise capital to pay wages, rents, and inventory. We saw a very steep decline in sales from June 30,2021 of $565,978 to $16,227 for the same period in 2022. We had no cash to operate the business in a decent fashion. The greatest satisfaction was that the systems, hardware and software all worked fine, and, we could dispense medications accurately.

We are waiting to get the SEC qualification for our Reg A so that we can use the funds to start opening pharmacies at the point of care. Our pharmacies only need approximately $200,000 to begin operations and we can reach a break-even point by dispensing 50 prescriptions per day, five days a week.

It will take us a few years to become profitable after we have cleaned our balance sheets by paying off the wages, loans, and the preferred share investors.

The qualification by the SEC will help us add pharmacies quickly.

F-6

Item 4. Exhibits

Exhibit Number	Description
2.1.1	Articles of Incorporation of Smart Rx Systems, Inc. filed on August 16, 2013*
2.1.2	Restated Articles of Incorporation of Smart Rx Systems, Inc. filed on November 15, 2013*
2.1.3	Amended Articles of Incorporation of Smart Rx Systems, Inc. filed on March 25, 2015*
2.1.4	Articles of Amendment to Articles of Incorporation of Smart Rx Systems, Inc. filed on April 17, 2015*
2.1.5	Articles of Amendment to Articles of Incorporation of Smart Rx Systems, Inc. filed on December 12, 2016*
2.1.6	Articles of Amendment to Articles of Incorporation of Smart Rx Systems, Inc. filed on July 16, 2019*
2.1.7	Articles of Amendment to Articles of Incorporation of Smart Rx Systems, Inc. filed on December 2, 2019*
2.1.8	Articles of Amendment to Articles of Incorporation of Smart Rx Systems, Inc. filed on December 19, 2019*
2.2	Bylaws*
2.3	Form of Amended and Restated By-Laws*
6.1	Officer and Director Employment Agreement by and between the Company and Swatantra Rohatgi dated September 14, 2020 incorporated by reference to exhibit 6.1 of our Form 1-A filed on December 15, 2020*
6.2	Officer and Director Employment Agreement by and between the Company and Sandeep Mathow dated June 15, 2018 incorporated by reference to exhibit 6.2 of our Form 1-A filed on November 20, 2018*
6.3	Business Purchase Agreement by and between the Company and Jino J. Moran regarding stock sale dated June 16, 2017*
6.4	Purchase of Vista Specialty Pharmacy LLC Agreement by and between the Company and Vista Specialty Pharmacy LLC dated June 28, 2017*
6.5	Kiosk Manufacturing and Support Agreement by and between ScriptPro and the Company dated March 21, 2014 incorporated by reference to exhibit 6.5 of our Form 1-A filed on December 15, 2020*,**
6.6	Amendment of Kiosk Manufacturing and Support Agreement dated May 22, 2015 incorporated by reference to exhibit 6.6 of our Form 1-A filed on December 15, 2020*,**
6.7	Exclusive Distributor Agreement by and between A3 Development Group, LLC and the Company dated May 17, 2017*
6.8	Officer and Director Employment Agreement by and between the Company and Swatantra Rohatgi dated June 18, 2018*
8.1	Form of Escrow Agreement*
9.1	Concurrence of Soto Accounting, LLC with Dismissal as Independent Accountant*

*Previously filed.

**Portions of the exhibits have been omitted pursuant to a request for confidential treatment and have been filed separately with the Commission.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smart Rx Systems, Inc.

By:	/s/ Swatantra “Santu” Rohatgi
Name:	Swatantra “Santu” Rohatgi
Title:	Chairman of the Board and President
January 24, 2024

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Swatantra “Santu” Rohatgi	Chairman of the Board and President	January 24, 2024
Swatantra “Santu” Rohatgi	(Principal Executive Officer)

/s/ Swatantra “Santu” Rohatgi	Chief Financial Officer	January 24, 2024
Swatantra “Santu” Rohatgi	(Principal Financial and Accounting Officer)

/s/ David Van Valkenburg	Independent Director	January 24, 2024
David Van Valkenburg

/s/ Roman Rohatgi	Director	January 24, 2024
Roman Rohatgi